November 15, 2011

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Brad Skinner Jennifer O’Brien Michael Fay

Re:	Kellogg Company Form 10-K for Fiscal Year Ended January 1, 2011 Filed February 25, 2011 Form 10-Q for Fiscal Quarter Ended July 2, 2011 Filed August 5, 2011 File No. 001-04171

Ladies and Gentlemen:

On behalf of Kellogg Company (the “Company”), I refer to the letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated November 1, 2011, containing comments on the above-referenced filings. As discussed with Jennifer O’Brien on November 14, 2011, the Company requested additional time in order to respond to the Commission’s comment letter. Based on the discussion with Ms. O’Brien, the Company plans to provide a response to the Commission on or before December 16, 2011. Thank you for this courtesy.

If you require additional information, please feel free to call me at (269) 961-2009.

Sincerely,

/s/ Ronald L. Dissinger

Ronald L. Dissinger

Senior Vice President and Chief Financial Officer

Kellogg Company

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